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                  [National Integrity Life Insurance Co. Letterhead]




May 6, 1998

VIA EDGAR

Office of EDGAR Policy
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE: N-4 Filing by Separate Account I of National Integrity Life Insurance Company ("National Integrity")
     Accession No: 0001047469-98-018280
     ------------------------------------

Dear Sir/Madam:

     On May 5, 1998, National Integrity filed a post-effective amendment to a registration statement pursuant to Rule 485 (b) on Form N-4 on behalf of its Separate Account I (File Nos. 33-56658 and 811-4846). Due to an error by our printer/EDGAR filer, a portion of Part C of this registration statement was inadvertently omitted. Accordingly, National Integrity requests that the above-referenced filing on Form N-4 be withdrawn. This Form N-4 will be refiled later today with a filing date of May 6, 1998.

     Your consideration in this matter is very much appreciated. If you should have any questions regarding this request, please feel free to call the undersigned at (502) 582-7956.

Sincerely,

/s/ Kevin L. Howard

Kevin L. Howard
Assistant General Counsel